UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-32526

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
 REGISTRANT INFORMATION

BSD Medical Corporation
Full name of registrant

Perseon Corporation
Former name if applicable

1969 Claremont Dr.
Address of principal executive office (Street and number)

Bountiful, UT 84010
City, state and zip code

PART II
 RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
 NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 26, 2015, BSD Medical corporation f/k/a Perseon Corporation (the “Company”) and Galil Medical, Inc. (“Galil”) entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which the Company agreed to merge with and into a wholly owned subsidiary of Galil through a tender offer and merger (the “Merger”). Throughout the Merger process, the Company advised its shareholders through a current report on Form 8-K and a Schedule 14d-9 and amendments thereto that notwithstanding any cost cutting measures by the Company, if the Merger was not consummated, the Company may not be able to continue operations.  On December 22, 2015, Galil terminated the Merger Agreement because certain conditions to the tender offer and Merger were not performed.  On December 23, 2015, the Company terminated a substantial number of employees in order to materially reduce expenses.

On May 23, 2016, the Company filed a voluntary petition for relief under Chapter 11 of 11 U.S.C. §§ 101 et seq. of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Utah (the “Bankruptcy Court”).   The Company is continuing to operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

On May 17, 2016, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with MedLink Technologies, LLC, a North Carolina limited liability company (“MedLink”) and wholly-owned subsidiary of Scion Medical Technologies, LLC, a Delaware limited liability company (“Scion”). MedLink subsequently assigned its rights and obligations under the Asset Purchase Agreement to Scion, pursuant to which Scion agreed to acquire substantially all of the assets of the Company (the “Scion Acquisition”), including all intellectual property owned by the Company related to the business of the Company.

The Company solicited higher and better offers for its assets than the consideration offered in the Asset Purchase Agreement, but no higher and better offers were received prior to the July 21, 2016, bid deadline.  Accordingly, in accordance with the bidding procedures established by the Bankruptcy Court, the Company cancelled the auction for substantially all of its assets and sought Bankruptcy Court approval of the Scion Acquisition.  The Scion Acquisition was approved by the Bankruptcy Court on August 11, 2016. The closing of the Scion Acquisition occurred on August 22, 2016.

Due to the reduced workforce described above and, as seen by the filing of the Bankruptcy Case, the very limited financial resources of the Company, the Company was unable to timely file and is still unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2016.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David Marx	(801) 933-7363
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐  Yes ☒ No
RESPONSE: As disclosed previously, the Company was unable to file its annual report on Form 10-K for the year ended December 31, 2015 and its quarterly reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Merger Agreement between the Company and Galil was terminated by Galil on December 22, 2015, which caused the Company to terminate a substantial amount of its workforce on December 23, 2015. Since that time the Company has been operating with limited resources and only servicing its existing customers. In addition, the Company filed the Bankruptcy Case on May 23, 2016 and closed the sale of substantially all of the Company’s assets on August 22, 2016, pursuant to the Asset Purchase Agreement.  Accordingly, the financial condition and results for the three and nine months ended September 30, 2016 are materially different than as reported for the quarter ended September 30, 2015.

The Company intends each month to file with the SEC a Current Report on Form 8-K that will have attached to it the monthly financial reports required by the Bankruptcy Court, which financial reports will provide some detail as to the Company’s financial operations and position. The Company filed its first 8-K with these reports on June 13, 2016 and subsequent reports on July 22, 2016, August 25, 2016 and October 13, 2016.

BSD Medical Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 7, 2016	BSD MEDICAL CORPORATION

	By:	/s/ Timothy C. McQuay
Timothy C. McQuay President